EXHIBIT 16

Avalon Development Corp.

P.O. Box 80268

Fairbanks, Alaska 99708

Phone: 907-457-5159

Fax: 907-455-8069

Email: avalon@alaska.net

Web site: www.avalonalaska.com

CONSENT OF AUTHOR

To:

BC Securities Commission

Alberta Securities Commission

Ontario Securities Commission

I, Curtis Freeman, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report dated February 10, 2006 and titled “EXECUTIVE SUMMARY REPORT FOR THE GOLDEN SUMMIT PROJECT, FAIRBANKS MINING DISTRICT, ALASKA” and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the AIF of Freegold Ventures Limited to be filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF of Freegold Ventures Limited contains any misrepresentation of the information contained in the Technical Report.

Dated this 10th day of February 2006

Signature of Qualified Person Curtis J. Freeman, CPG #6901